Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements and financial statement schedules of Inland Western Retail Real Estate Trust, Inc., and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for noncontrolling interests), and the effectiveness of Inland Western Retail Real Estate Trust, Inc.’s internal control over financial reporting dated February 26, 2010, appearing in the Annual Report on Form 10-K of Inland Western Retail Real Estate Trust, Inc. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Chicago, Illinois

May 7, 2010